EXHIBIT 99.1

Aleafia Health to Announce 2018 Financial Results

TORONTO, April 09, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) will announce its 2018 Financial Results on April 29, 2019 at 7:00 a.m. EDT. The Company will also host its Year-End Results Call the same day at 8:30 a.m. EDT. The call will be hosted by CEO Geoffrey Benic and CFO Benjamin Ferdinand.

Canadian and international call-in numbers for the Results Call will be made available on the Company’s website by April 26, 2019.

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

LEARN MORE: www.AleafiaHealth.com

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The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.